IDEAL POWER INC.

November 5, 2013

VIA EDGAR

Ms. Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

Re: Ideal Power Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed November 5, 2013
File No. 333-190414

Dear Ms. Ravitz:

       Today, Ideal Power Inc. (the “Company”) is filing Amendment No. 4 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) for your review.  The Amendment is being filed to comply with an instruction from FINRA to reduce the underwriter’s cash commission from 10% of the gross proceeds raised to 9.25% of the gross proceeds raised.  As a result of the reduction in the underwriter’s compensation, we have revised the cover page of the prospectus as well as pages 22, 39, 66, 70, 71, and 72.

The Company has also made some clarifying edits or corrections to pages 9, 20, 22, 39, 43, 45, 58, 59, 60, 64, 68 and 79.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions, please contact Kevin Friedmann, Esq. via e-mail at kfriedmann@richardsonpatel.com or by telephone at (212) 561-5559.

Very truly yours,

IDEAL POWER INC.

By:/s/ Paul Bundschuh
     Paul Bundschuh
     Chief Executive Officer